May 15, 2014

Ms. Toni Perazzo

Senior Vice President - Finance
AeroCentury Corp.
1440 Chapin Avenue, Suite 310
Burlingame, CA 94010

Dear Ms. Perazzo:

As stated in Note 2 to the financial statements of AeroCentury Corp. for the three months ended March 31, 2014, the Company changed its method of accounting for non-refundable maintenance reserves and states that the newly adopted accounting principle is preferable in the circumstances because it will provide a better understanding of the underlying business terms of the Company’s leasing transactions and provide additional clarity with respect to the Company’s sources of income, its non-refundable reserve obligations and its lessor maintenance obligations.  At your request, we have reviewed and discussed with you the circumstances and the business judgment and planning that formulated your basis to make this change in accounting principle.

It should be understood that criteria have not been established by the Financial Accounting Standards Board for selecting from among the alternative accounting principles that exist in this area.  Further, the Public Company Accounting Oversight Board (United States) has not established the standards by which an auditor can evaluate the preferability of one accounting principle among a series of alternatives.  However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, we concur with management’s judgment that the newly adopted accounting principle described in Note 2 is preferable in the circumstances in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.  In formulating this position, we are relying on management’s business planning and judgment, which we do not find to be unreasonable.  Because we have not audited any financial statements of AeroCentury Corp. as of any date or for any period subsequent to December 31, 2013, we express no opinion on the financial statements for the three months ended March 31, 2014.

Very truly yours,

/s/ BDO USA, LLP
San Francisco, CA